UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Monotype Imaging Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

61022P100

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

(713) 482-2196

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,946,682
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,946,682
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,946,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		225,144
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

225,144
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,669
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,669
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,669
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,669
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,669
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,669
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,553,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,553,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,553,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,553,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,553,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,553,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BLR PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BLRPART, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

15

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BLRGP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

FONDREN MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

17

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

FMLP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

18

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BRADLEY L. RADOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

KRISTEN O’HARA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		590
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

590
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

CLIFFORD PRESS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

GEORGE A. RIEDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,075
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,075
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		670
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

670
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 61022P100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,946,682 Shares beneficially owned by Starboard V&O Fund is approximately $36,740,104, excluding brokerage commissions. The aggregate purchase price of the 225,144 Shares beneficially owned by Starboard S LLC is approximately $4,256,242, excluding brokerage commissions. The aggregate purchase price of the 127,669 Shares beneficially owned by Starboard C LP is approximately $2,400,998, excluding brokerage commissions. The aggregate purchase price of the 253,914 Shares held in the Starboard Value LP Account is approximately $4,830,314, excluding brokerage commissions.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 851,137 Shares owned directly by BLR Partners is approximately $15,873,375, including brokerage commissions.

The Shares purchased by each of Ms. O’Hara and Messrs. Riedel and Terino were purchased with personal funds in the open market. The aggregate purchase price of the 590 Shares owned directly by Ms. O’Hara is approximately $13,532, excluding brokerage commissions. The aggregate purchase price of the 1,075 Shares owned directly by Mr. Riedel is approximately $24,956, excluding brokerage commissions. The aggregate purchase price of the 670 Shares owned directly by Mr. Terino is approximately $16,013, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 15, 2018, Starboard Value LP (“Starboard”) delivered a letter to the Issuer, pursuant to Section 220 of the Delaware General Corporation Law, demanding production of certain of the Issuer’s books and records (the “Demand Letter”). The purpose of the demand is to allow Starboard to investigate the actions of the Issuer's management team and Board of Directors (the “Board”) in connection with (i) the Issuer’s July 2016 acquisition of Olapic, Inc. (the “Olapic Transaction”) and (ii) the Issuer’s process, commenced purportedly in July 2017, to explore and evaluate a broad range of strategic and financial alternatives to enhance shareholder value, including a possible merger or sale of the Issuer (the “Strategic Review Process”).

Specifically, based on Starboard’s knowledge of the Issuer’s business, it believes that the Issuer’s decision to engage in the Olapic Transaction cannot be the product of rational or disinterested corporate decision-making and various aspects of the acquisition suggest that there was a lack of proper Board oversight during the due diligence phase leading up to the Olapic Transaction.  On the date the deal was announced, the Issuer’s stock fell as much as 30% and analysts highlighted both the dilutive nature of the Olapic Transaction, as well as the additional risks to which it would expose the Issuer.  Indeed, Olapic has performed far worse than shareholders were led to expect.  In just over a year since the Olapic Transaction, the Issuer has already reduced guidance for Olapic several times. Most concerning of all is that many of Olapic’s issues were entirely foreseeable.  For example, on the Issuer’s second quarter 2017 earnings conference call held on July 28, 2017, the Issuer’s CEO and President Scott Landers said that Olapic’s revenue ramp would be delayed due to a contract structure that required that revenue be recognized only when the technology is deployed on a customer’s e-commerce site, rather than upon signing a contract, as the Issuer had expected.  It seems apparent that even basic accounting due diligence would have detailed Olapic’s contract structure, its revenue recognition policy, and any changes to revenue recognition that would be required post acquisition.  Starboard also questions how the Issuer did not foresee the difficulty in cross selling Olapic’s services to the Issuer’s traditional customers.  Given these facts, Starboard believes the process engaged by the Issuer and its Board in approving the Olapic Transaction is seriously suspect.  Starboard believes that the Olapic Transaction also raises questions about the Issuer’s financial controls, Audit Committee processes, and quality of accounting advisors and the processes utilized during due diligence leading up to the Olapic Transaction.

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CUSIP NO. 61022P100

With respect to the Strategic Review Process, on January 31, 2018, the Issuer issued a statement to shareholders (the “January 31 Statement”), announcing for the first time that it had engaged J.P. Morgan as of July 2017 to assist with the Strategic Review Process.   The information contained in the January 31 Statement contradicted previous statements made by the Issuer’s CEO and members of the Board to Starboard and other shareholders.  In Starboard’s view, while a company may engage in a confidential strategic process under appropriate circumstances, it cannot engage in obfuscation, and at times seemingly outright deception, in discussing the prospects of such a process with its shareholders.

Moreover, based on the limited information provided in the January 31 Statement, the Strategic Review Process appears to have been fundamentally flawed, if not an entirely disingenuous attempt to create the pretense of a process where in fact no legitimate process took place.  In the January 31 Statement, the Issuer claims to have contacted 18 strategic and 10 financial buyers.  It is Starboard’s understanding that when companies of the size and profile of the Issuer run strategic alternatives processes, those companies typically contact far more than 10 financial buyers, and typically contact more financial buyers than strategic buyers. The fact that the Issuer purportedly contacted 18 strategic buyers, far more than could reasonably be expected to have an interest in this particular company, suggests the Issuer intended to run a broad, rather than a targeted, process.  Yet it contacted just 10 financial buyers, far fewer than could reasonably be expected to have an interest, suggesting that the process may not have been designed to maximize the likelihood of receiving a bona fide offer.  For example, when J.P. Morgan was asked to run a strategic alternatives process for WebMD Health Corp., another niche technology company with potential private equity interest, J.P. Morgan reached out to a total of 122 parties to evaluate their interest in a potential transaction.  Indeed, following the January 31 Statement, Starboard reached out to a number of companies that J.P. Morgan would have reasonably been expected to contact during the Strategic Review Process for the Issuer—and none of them were contacted.

Starboard further believes that the purported failure of the Strategic Review Process only renders it more suspect.  The significant cash flows of the business, together with the fact that the stock price languished below $18 when the Strategic Review Process began, raises questions concerning the Issuer’s statement that “no definitive offers were received” and whether the Issuer or its advisors may have discouraged parties from submitting offers at prices that may have been acceptable to shareholders generally.

Together, Starboard believes that these factors suggest that the Strategic Review Process was fundamentally flawed, as well as actively concealed from shareholders.  Specifically, Starboard questions whether the Strategic Review Process was no more than a pretense, disguised to ward off interested activist investors while securing the positions of incumbent Board members and managers.  The timing and substance of the January 31 Statement raises further questions and concerns about the accuracy of the Issuer’s disclosures regarding the Strategic Review Process and whether the Board ran a legitimate and open process to maximize value for the Issuer’s shareholders.

Accordingly, Starboard is seeking the books and records requested in the Demand Letter in order to: (i) determine whether the Issuer engaged in proper due diligence leading up to the Olapic Transaction and whether the Olapic Transaction was entered into with the best interests of shareholders in mind; (ii) analyze Board processes relating to the Olapic Transaction to determine whether there were failures in Board oversight in connection with the Olpaic Transaction and the post-Olapic Transaction integration of Olapic, Inc., as well as any material deficiencies and/or mismanagement with respect to understanding the Issuer’s business in connection with the Olapic Transaction; (iii) determine whether members of the Issuer’s management team and/or Board engaged in wrongdoing by misleading Starboard and other shareholders of the Issuer with respect to the Issuer’s engagement of J.P. Morgan in July 2017 and the Strategic Review Process; (iv) analyze Board processes relating to the Strategic Review Process to determine whether the Issuer and its managers undertook a legitimate, good faith effort to explore means to maximize value for shareholders or used the process as a pretense intended to palliate frustrated and possibly insurgent shareholders; (v) determine whether members of the Issuer’s management team and Board are fit to continue serving as directors and officers of the Issuer in light of the issues set forth in the Demand Letter; and (vi) depending on the Issuer’s responses and Starboard’s assessment of the foregoing, to determine the degree of change that it believes is required at the Issuer, including with respect to board composition.

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CUSIP NO. 61022P100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,734,360 Shares outstanding, as of October 24, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on February 14, 2018, Starboard V&O Fund beneficially owned 1,946,682 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,946,682
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,946,682
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
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CUSIP NO. 61022P100

B.	Starboard S LLC
(a)	As of the close of business on February 14, 2018, Starboard S LLC beneficially owned 225,144 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 225,144
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,144
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on February 14, 2018, Starboard C LP beneficially owned 127,669 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 127,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,669
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 127,669 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 127,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,669
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 127,669 Shares owned by Starboard C LP.

Percentage: Less than 1%

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CUSIP NO. 61022P100

(b)	1. Sole power to vote or direct vote: 127,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,669
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

F.	Starboard Value LP

(a)	As of the close of business on February 14, 2018, 253,914 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

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CUSIP NO. 61022P100

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
J.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,553,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,553,409

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
K.	BLR Partners
(a)	As of the close of business on February 14, 2018, BLR Partners beneficially owned 851,137 Shares.

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CUSIP NO. 61022P100

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	BLR Partners has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
L.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	BLRPart GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
M.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	BLRGP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
N.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

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CUSIP NO. 61022P100

(c)	Fondren Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
O.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	FMLP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
P.	Mr. Radoff
(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 851,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 851,137
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
Q.	Ms. O’Hara
(a)	As of the close of business on February 14, 2018, Ms. O’Hara owned 590 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 590 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 590 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Ms. O’Hara since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP NO. 61022P100

R.	Mr. Press
(a)	As of the close of business on February 14, 2018, Mr. Press did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Press has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
S.	Mr. Riedel
(a)	As of the close of business on February 14, 2018, Mr. Riedel owned 1,075 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,075 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,075 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Riedel since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
T.	Mr. Terino
(a)	As of the close of business on February 14, 2018, Mr. Terino owned 670 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 670 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 670 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Terino since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

 As of the close of business on February 14, 2018, the Reporting Persons collectively beneficially owned an aggregate of 3,406,881 Shares, constituting approximately 8.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP NO. 61022P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Kristen O’Hara, Clifford Press, George A. Riedel and Edward Terino

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CUSIP NO. 61022P100

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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CUSIP NO. 61022P100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Kristen O’Hara

Purchase of Common Stock	590	22.9353	02/09/2018

George A. Riedel

Purchase of Common Stock	1,075	23.2000	02/07/2018

Edward Terino

Purchase of Common Stock	670	23.9000	02/01/2018